Mail Stop 4561
via facsimile 011-27-11-403-1493

September 27, 2007

Mr. Eugene van As
Sappi Limited
48 Ameshoff Street
Braamfontein, Johannesburg 2001
Republic of South Africa

> **Re: Sappi Limited**
> **Form 20-F for the year ended October 1, 2006**
> **Filed December 15, 2006**
> **File No. 1-14872**

Dear Mr. van As:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 1, 2006

Item 3A – Key Information – Selected Financial Data, page 1

1.   We note from your disclosures in footnote 2 to your Selected Financial Data and from Note 35 to your financial statements that you adopted SFAS 123R at the beginning of fiscal year 2006 using the modified retrospective method. As this modified retrospective method effectively restates your previously reported US GAAP financial statements back to fiscal year 2000, please tell us what consideration you gave to restating the US GAAP income statement and balance

          sheet data for all years presented here to show the effects of the fair value method under SFAS 123R.

2.   Please refer to your reconciliation of EBITDA to net loss or profit on page 3. We note that the amounts of depreciation and amortization and net finance costs differ under IFRS and US GAAP. Please tell us where these differences are presented in your tabular reconciliation of net loss to US GAAP within Note 35 to your financial statements. In this regard, based on your narrative explanation of the reconciling items in Note 35, it is unclear to us which reconciling items increase or decrease your depreciation and amortization or net finance costs. Also tell us what consideration you gave to expanding your description of the reconciling items in Note 35 to clarify this matter to your readers.

Item 5 – Operating and Financial Review and Prospects
Contractual Obligations, page 72

3.   Your presentation of long-term debt does not appear to include the related contractual obligation for interest payments. Tell us what consideration you gave to disclosing your obligation for this interest, either within your contractual obligation table or in the narrative discussion immediately below this table. As certain of your interest obligations are variable, you should also disclose the assumptions used to calculate your interest obligations, such as use of the interest rate in effect at the latest year end. Refer to footnote 46 to Release 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

4.   Please tell us what consideration you gave to including your contracted capital commitments in your contractual obligations table. We note your disclosure in Note 26 to your financial statements.

Critical Accounting Policies and Estimates – Plantations, page 78

5.   We read that the fair value of immature timber is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes useable by your mills. Please tell us, and consider disclosing, more information about these assumptions. Specifically, how do you determine the expected delivered market price for timber? Is it the current market price, or do you make adjustments to the current price such as expected increases? If you make adjustments, what is your basis for those adjustments? Similarly, how do you determine the future cost of delivery and future maintenance costs? We believe this additional information would provide useful insight to your readers surrounding the variability of your estimates.

Item 15A – Disclosure Controls and Procedures, page 126

6.   We read that your Chief Executive Officer and your Chief Financial Officer
        concluded that your disclosure controls and procedures were effective to provide
        reasonable assurance that information required to be disclosed in the reports you
        file or submit under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified in the rules and forms of the Securities
        and Exchange Commission. Please confirm to us, and disclose in future filings,
        that this information is also accumulated and communicated to management,
        including the Chief Executive Officer and Chief Financial Officer, or persons
        performing similar functions, as appropriate to allow timely decisions regarding
        required disclosure. Refer to the definition of disclosure controls and procedures
        in Rule 13(a)-15(e) of the Exchange Act. Alternatively, your officers may
        conclude in future filings that the Group's disclosure controls and procedures are
        "effective" or "ineffective" without defining disclosure controls and procedures.

Item 18 – Financial Statements

Group Cash Flow Statement, page F-5

7.   We note that your cash utilized in investing activities includes a line item titled
        "Increase in post-employment benefits." Please explain to us what this line item
        represents, and tell us how you determined it was appropriate under IAS 7 to
        classify this item as an investing activity. Also tell us what consideration you
        gave to whether these payments are effectively cash payments made to and on
        behalf of your employees as contemplated by paragraph 14(d) of IAS 7.

8.   Please explain to us how cash changes in your derivative financial instruments are
        classified on your cash flow statement and how you determined such
        classification was appropriate under IAS 7. Your response should refer to your
        derivative disclosures in Note 31 and clarify which derivatives had cash changes.
        Refer to the last sentence of paragraph 16 of IAS 7.

Note 2.2.14 – Plantations, page F-24

9.   We note your disclosures here and in Note 11 and have the following comments:

        • Please tell us what consideration you gave to separately quantifying immature
          timber and mature timber, as we believe this would assist your readers in
          assessing the variability of this asset amount. Refer to paragraph 43 of IAS
          41.

        • Please tell us where you have disclosed the information indicated in paragraph
          46(b)(ii) of IAS 41. Based on your disclosures in Note 11, we assume you

might present this information in terms of hectares or in terms of tons of timber.

- Please tell us, and tell us what consideration you gave to disclosing, your accounting policy for carrying and reforestation costs such as interest, taxes, site preparation, planting, fertilization, herbicide application and thinning. In this regard, we read in Note 4.1 that cost of sales includes silviculture costs, but it is unclear to us what costs are captured as silviculture costs and how they are expensed.

- We read at the bottom of page F-24 that at the time a tree is felled, it is taken out of plantations and accounted for under inventory. Please confirm to us, if true, that this statement indicates that fellings are reclassified from plantations to inventory on your balance sheet. If our understanding of your disclosure is correct, please explain to us when and how these fellings are recorded in cost of sales. In this regard, based on your disclosures in Note 4.1 and Note 11, it appears that when fellings are taken out of your plantations asset they are charged to cost of sales as part of the line item "Fair value adjustment on plantations" seen in Note 4.1. However, we read on page F-28 that when inventories are sold the carrying amount is recognized as part of cost of sales, which we assume is represented in Note 4.1 by the line item "Raw materials, energy and other direct input costs." It is unclear to us which line item in the detail of cost of sales seen in Note 4.1 contains these fellings. Also tell us how you would consider clarifying this matter in your filing.

Note 2.2.15 – Property, Plant and Equipment, page F-25

10. We note your disclosures here and in Note 10 and have the following comments:

- We read that property, plant and equipment represent both tangible items and intangible items that are integrated with tangible items. Please explain to us the intangible items to which you are referring, and consider clarifying this matter for your readers.

- We note that IAS 16 requires certain disclosures for each "class" of property, plant and equipment. We further note that the classes you present in your disclosure of useful lives on page F-25 differ from the classes that you present in Note 10. Given that property, plant and equipment comprises over half of your total assets, please tell us what consideration you gave to providing the information in Note 10 using the same classes as are disclosed in Note 2.2.15, as we believe this more detailed information is useful to your readers.

Note 2.2.19 – Taxation, page F-27

11.   We note your disclosures here and in Notes 6 and 12 and have the following comments:

- Please tell us what consideration you gave to paragraph 81(d) of IAS 12. In this regard, it appears from your disclosures in Note 6 that your tax rates may have changed. Please consider clarifying this matter to your readers.

- Please tell us what consideration you gave to paragraph 81(g)(i) of IAS 12. In this regard, your current presentation of deferred tax assets on page F-53 appears to aggregate both recognized and unrecognized amounts for each type of deferred tax asset. You present a subtotal of these aggregated recognized and unrecognized amounts, and you deduct the total amount of your unrecognized deferred tax assets to calculate the total deferred tax asset recognized on your balance sheet. It is unclear to us that this presentation discloses the amount *recognized* in the balance sheet *for each type* of deferred tax asset.

- Please tell us what consideration you gave to paragraph 81(i) of IAS 12.

Note 2.4 – Potential Impact of Future Changes in Accounting Policies, page F-34

12.   In your discussion of IFRIC 8 on page F-35, we read that you do not expect the adoption of this statement to have a material impact on your financial position. Please tell us if you expect this statement to have a material impact on your results, and consider clarifying this, if applicable, in future filings. Similarly, in your discussion of IFRIC 10 on page F-35, we read that you do not expect this interpretation to have a material impact on your results. Please tell us if you expect this statement to have a material impact on your financial condition, and consider clarifying this, if applicable, in future filings.

Note 2.5 – Adoption of IFRS During the Year, page F-36

13.   We note your discussion of the adoption of IAS 39 on page F-39, including your discussion of securitized receivables that were off-balance-sheet under SA GAAP but are recognized on your balance sheet under IFRS. We also note your discussion of securitized receivables and sales of receivables in Notes 14, 17 and 21. Please provide us with a detailed explanation of your accounting for these securitizations and sales under both IFRS and US GAAP. Your response should include an explanation of why some but not all securitizations are consolidated in your financial statements under IAS 39 and an explanation of any differences between your accounting under IFRS and US GAAP, including where such differences, if any, are presented in Note 35. Also tell us what consideration you gave to the disclosure requirements of SFAS 140.

14.   We note your presentation of the effect of IFRS adoption on your balance sheet on page F-42. Please explain to us why the balances for goodwill and intangible assets and other non-current assets as presented here for September 2005 under previous SA GAAP differ from the balances for these accounts as published in your 2005 Form 20-F. Also explain to us why the balances for foreign currency translation reserve and retained earnings as presented here for September 2005 under IFRS differ from the balances for these accounts on the face of your balance sheet on page F-4.

Note 3 – Segment Information, page F-44

15.   We note that your measure of segmental result is operating profit or loss. Since it appears that you can calculate gross profit for each of your business segments, please tell us what consideration you gave to disclosing gross profit or gross margin on sales in this footnote and analyzing changes in gross margin on sales as part of your MD&A analysis of results of operations. In this regard, we note that you analyze consolidated cost of sales in MD&A, but we believe that analyzing your gross margin on sales on a segmental basis would better allow your readers to view the company through the eyes of management. Please refer to our Release 33-8350 and to Section 2B of our Outline of International Reporting and Disclosure Issues, both of which are available on our website at www.sec.gov. Also refer to paragraphs 53 and 54 of IAS 14.

Note 7 – Earnings per Share, page F-49

16.   We read that EPS is based on your profit or loss for the year divided by the weighted average number of shares in issue during the year. Please confirm to us that your weighted average number of shares in issue has the same meaning as your weighted average number of shares outstanding as calculated under IAS 33, or explain this matter to us in more detail. In this regard, based on your disclosure in Note 18 that treasury stock is considered to be part of your issued stock, we assume that the number of shares issued and the number of shares considered outstanding for purposes of IAS 33 would differ.

17.   We note your discussion of certain share options granted that were not included in your calculation of diluted EPS because such options were anti-dilutive for the periods presented. Please tell us what consideration you gave to quantifying the underlying number of shares represented by these anti-dilutive options, either here or in Note 35. Refer to paragraph 70(c) of IAS 33 and paragraph 40(c) of SFAS 128.

18.   Please explain to us how you determined that certain share options and performance shares under the Sappi Limited Share Trust were dilutive in 2006

and should be included in your tabular calculation of diluted EPS. In this regard, we note that you incurred a net loss for the period.

Note 11 – Plantations, page F-52

19.   We note your reference at the top of page F-53 to land that you own and land that you directly and indirectly manage. Please explain to us in more detail what you mean by "directly and indirectly manage." For example, if you are referring to plantations that you lease, or to cutting rights that you obtained, you should clarify this. Also explain to us how you account for this directly and indirectly managed land under both IFRS and US GAAP, whether you have any asset retirement obligations related to this managed land, and what consideration you gave to clarifying these matters in your footnotes.

Note 12 – Deferred Taxation, page F-53

20.   In view of the prohibition of classifying deferred taxes as current in the balance sheet, as noted in paragraph 70 of IAS 1, please tell us why you have presented a current classification of deferred taxes within the Note 12 disclosures.

Note 16 – Inventories, page F-58

21.   We read that certain inventories have been written down to net realizable value. Please tell us whether you incurred any impairment expense in the years presented in your financial statements, and consider clarifying this for your readers. If you incurred impairment expense, please tell us what consideration you gave to the various impairment disclosures required by paragraph 36 of IAS 2.

Note 18 – Ordinary Share Capital and Share Premium, page F-60

22.   We note your tabular presentation of the movement in treasury shares and have the following comments:

*   Please explain to us the relationship between the share information presented in Note 18, the rollforward of ordinary shares in Note 19 and your calculation of weighted average shares outstanding in Note 7.

*   Please explain to us if or how the issuance of treasury shares to trust participants seen in Note 18 relates to the trust shares, share options, restricted shares, performance shares and allocation shares activity seen on page F-86.

*   Tell us what consideration you gave to clarifying the above matters for your readers.

Mr. Eugene van As
Sappi Limited
September 27, 2007
Page 8

23.   We read at the bottom of page F-61 that the net after tax loss on sale of treasury
        shares to participants was written off against share premium. Please explain to us
        what you mean by the loss on sale of treasury shares, and with reference to your
        accounting policy at the top of page F-27, explain to us how such a loss is
        calculated and recorded. Also tell us what consideration you gave to clarifying
        this for your readers.

Note 22 – Other Non-Current Liabilities, page F-69

24.   We note that you have a land restoration obligation. Please explain to us what
        this obligation represents, and tell us how you are accounting for this obligation
        under IFRS and US GAAP, including the accounting guidance upon which you
        are relying. Also tell us how you determined that no additional disclosures
        related to this obligation were needed.

Note 26 – Commitments, page F-75

25.   We note your disclosure of unconditional purchase obligations in your table of
        contractual obligations on page 72. We also note your discussion of various
        supply contracts for wood and energy on pages 31 and 32. Please tell us what
        consideration you gave to discussing and quantifying these commitments in your
        footnotes.

Note 27 – Contingent Liabilities, page F-76

26.   We read on page 75 that most of your insurance is placed with your captive
        insurance company, which in turn reinsures the vast majority of the risk with third
        parties. We also note from your disclosures on pages 75 and F-24 that you have
        some self-insurance for property damage and for workers' compensation. Please
        tell us what consideration you gave to quantifying in your footnotes your self-
        insurance limits and any insurance amounts that your captive insurance company
        has not reinsured with third parties, as we believe this would be useful
        information to your readers. Refer to paragraph 86 of IAS 37.

Note 28 – Post-Employment Benefits – Pensions, page F-77

27.   We note your disclosure on page F-79 of the actual return on plan assets. Given
        that you disclose the expected return on plan assets as a percentage of assets and
        by geographical location, please tell us what consideration you gave to disclosing
        your actual return on plan assets in a similar format, as we believe this would be
        useful to your readers.

Note 30 – Share-Based Payment, page F-83

28.   We note your presentation of "restricted shares" in the table on page F-86. Please tell us, and tell us what consideration you gave to disclosing, the general terms and conditions related to these shares, as you do not appear to have addressed these shares earlier in this footnote. Refer to paragraph 45(a) of IFRS 2.

29.   We note that throughout Note 30 and Note 35, when you discuss your share-based payments, you appear to use the term "options" to refer to both share options, as that term is defined in IFRS 2, and share awards that are issued for no cash consideration, such as your performance shares and restricted shares. Please explain to us why you believe your use of the term "options" to refer to all share-based payment awards is appropriate, and help us to understand how your disclosures that provide combined information for both options and share awards satisfy the disclosure requirements of IFRS 2 and SFAS 123R.

30.   We note your disclosure of the assumptions used to value options granted at the top of page F-88 and have the following comments:

- Please tell us what consideration you gave to disclosing the expected life of your options. Refer to paragraph 47(a)(i) of IFRS 2.

- Based on your disclosures on page F-86, we assume that your disclosures at the top of page F-88 for "Issue 30" represent your grant of performance shares rather than share options. Please confirm our assumption, if true, and tell us what consideration you gave to clarifying this to your readers. Also tell us whether your disclosures related to "Issue 29" solely relate to options or also include the performance share and restricted share awards that were issued in fiscal year 2005.

- Please explain to us the difference between the "number of shares offered" as disclosed on page F-88 and the number of options and other share awards "offered and accepted" in the table on page F-86.

- Please explain to us the difference between the "percentage expected to vest" and the "expected percentage of vesting," and tell us what consideration you gave to clarifying this for your readers.

31.   We note your discussion on page F-61 of certain shares that have been issued to Trust participants but not yet paid for. We also note your inclusion of loans to the Sappi Limited Share Incentive Trust participants within the detail of other non-current assets in Note 15, and your discussion of "Trust shares" that are pledged as security for payment of debt at the bottom of page F-83. We have the following comments:

- Please tell us whether the loans to holders of these Trust shares provide recourse to any assets of the employees other than the pledged Trust shares.

- Please explain to us, with reference to the specific accounting guidance upon which you relied, how you account for the issuance of these Trust shares and the related loans to employees under both IFRS and US GAAP. If there is a GAAP difference, please tell us where you have addressed this difference in Note 35.

- Please tell us what consideration you gave to clarifying your accounting for these Trust shares and the related loans.

Note 35 – Summary of Differences Between IFRS and US GAAP, page F-101

32.   We note your narrative explanation of the adjusting items in your reconciliation between IFRS and US GAAP. Your current explanation of these adjusting items provides general descriptions of the accounting for certain types of transactions under both IFRS and US GAAP. Please revise future filings to provide a more detailed explanation of the specific terms of your transactions that give rise to these differences, and consider referring your readers to any other footnotes that contain additional discussion of these transactions. We believe this will provide a more meaningful explanation of the material variations between IFRS and US GAAP, as contemplated by Item 17(c)(2) of Form 20-F.

33.   We read in Note 35(b)(2) that prior to the adoption of IFRS, either fair value or book value could be assigned to the acquired assets and liabilities. However, your accounting policy for goodwill on page F-17 of your 2005 Form 20-F appears to indicate that you valued acquired assets and liabilities at fair value. You also appear to indicate this in your explanation of the treatment of goodwill under IFRS on page F-104. Please explain to us in more detail how you valued acquired assets and liabilities prior to the adoption of IFRS and better explain the resulting GAAP difference. If you valued certain acquired assets and liabilities at fair value and other acquired assets and liabilities at book value, please explain to us why you did not apply one method consistently.

34.   We read in Note 35(b)(4) that under IFRS, positive goodwill was required to be amortized. The meaning of this statement is unclear, as we note from page F-17 of your 2005 Form 20-F that goodwill was not amortized under SA GAAP but rather was tested annually for impairment, and we note that goodwill is not amortized under IFRS 3. Please explain to us in more detail how you accounted for goodwill under SA GAAP and better explain the resulting GAAP difference.

35.   We note your discussion of accounting for plantations in Note 35(g). We read that under US GAAP, you capitalize as part of your cost of plantations all

expenditures incurred on acquisition, forestry development, establishment and maintenance, and finance charges. Please tell us the accounting guidance that you relied upon in determining that it was appropriate to capitalize these costs. Also explain to us how you calculate your depletions under US GAAP, and tell us how you determined you did not need disclose your US GAAP depletion accounting policy.

36.   We note your discussion of the repricing of stock options in Note 35(j)(1) and your discussion under US GAAP accounting of the conversion of recourse loans to non-recourse loans and variable plan accounting. Please explain to us in more detail the terms of the specific transactions that give rise to this GAAP difference and how you accounted for these transactions under US GAAP. Also explain to us why there is no difference in stockholders' equity that results from this GAAP difference.

37.   We note your discussion of net presentation versus gross presentation of assets and liabilities in Note 35(l). Please explain to us in detail the transactions that result in this GAAP difference, including an explanation of the three party netting agreements.

38.   We note your discussion of the derecognition of financial assets in Note 35(m). Please explain to us in detail any transactions for which you believe there is a GAAP difference between IFRS and US GAAP for the derecognition of financial assets, including the accounting guidance upon which you are relying.

Reconciliation of Loss to US GAAP, page F-108

39.   We note your presentation of loss per share under US GAAP. With reference to the specific accounting literature upon which you relied, please explain to us why your weighted average number of shares outstanding differs from that seen in Note 7. Tell us how you determined you did not need to explain this difference in your footnote.

Reconciliation of Shareholders' Equity to US GAAP, page F-109

40.   Please provide us with a statement of changes in equity, similar to that seen in Note 19 and for the same periods, on a US GAAP basis.

41.   Please explain to us why there is no adjusting item to shareholders' equity on page F-109 for differences in recognizing stock compensation expense.

Adoption of FAS 123R, page F-110

42.   Please tell us where you have provided the disclosures required by paragraph 77 of SFAS 123R. In this regard, in the year of adoption under the modified retrospective method, you should quantify the adjustments made to the beginning balances of each of paid-in capital, deferred taxes, and retained earnings to reflect the results of modified retrospective application to those prior years not presented in your audited financial statements.

FORM 6-K FILED AUGUST 8, 2007

43.   We note from your balance sheet that your interest-bearing borrowings have changed since September 2006. Please tell us what consideration you gave to paragraph 16(e) of IAS 34.

44.   Please refer to your interim cash flow statement on page 12. We note that your presentation of cash flows generated by operating activities starts with operating profit/loss and adjusts that number for various items. Please explain to us how you determined it was appropriate to adjust operating profit to calculate your operating cash flows under IAS 7 and IAS 34. We note that your presentation of cash flows generated by operating activities in your Form 20-F adjusted after-tax profit/loss to calculate operating cash flows.

*   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant